UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reynolds Advisory Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Fillmore Street, Suite 500
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Reynolds 626-316-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summitt LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street, Suite 3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Doug Reynolds_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Reynolds Advisory Partners, LLC_____, as of __December 31_____, 20 __20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____none_____

_____

_____



Signature

President

Title

Signed before me in Denver, CO on 2/26/21 by Douglas Reynolds. Witness my official hand and seal:

Notary Public

> TYLER DEAN SANDER
> NOTARY PUBLIC
> STATE OF COLORADO
> NOTARY ID 20194015168
> MY COMMISSION EXPIRES 04/19/2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REYNOLDS ADVISORY PARTNERS, LLC
(SEC File No. 8-67918)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2020
and Report of Independent Registered Accounting Firm on Exemption Report

REYNOLDS ADVISORY PARTNERS, LLC

TABLE OF CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Director and Member of
Reynolds Advisory Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reynolds Advisory Partners, LLC as of December 31, 2019, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Reynolds Advisory Partners, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Reynolds Advisory Partners, LLC's management. Our responsibility is to express an opinion on Reynolds Advisory Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Reynolds Advisory Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Reynolds Advisory Partners, LLC's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.

- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).

- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

3

The supplemental information is the responsibility of Reynolds Advisory Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the auditor since 2020.

Summit llc

Summit LLC
Denver, Colorado
February 8, 2021

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2020

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	155,097
Accounts Receivable		21,086
Prepaid Expenses		3,985
Total Current Assets		180,168
PROPERTY AND EQUIPMENT, at cost:		
Equipment		33,358
Furniture		20,320
		53,677
Less Accumulated Depreciation		53,677
Net Property and Equipment		0
OTHER ASSET:		
Deposit		4,500
TOTAL ASSETS	$	184,668

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	49,163
Total Current Liabilities		49,163
MEMBER'S EQUITY		135,505
TOTAL LIABLIITIES AND MEMBER'S EQUITY	$	184,668

See Accountant's Accompanying Notes

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:		
Advisory Services	$	1,130,447
Interest Income		51
Total Revenue		**1,130,498**
OPERATING EXPENSES:		
Salaries, Taxes and Benefits		621,209
Commissions		91,000
Rent		36,556
Computer and Internet		68,371
Office Expense		30,308
Professional fees		85,735
Travel		1,712
Telephone		4,146
Advertising		8,287
Automobile Expense		1,116
Miscellaneous		5,563
Business Licenses & Permits		0
Regulatory fees		6,062
Insurance		9,607
Total Operating Expenses		**969,671**
Net Profit/Loss	$	**160,826**

See Accountant's Accompanying Notes

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

BALANCE, DECEMBER 31, 2019	$	94,489
Member Contribution		(119,810)
Net Profit/Loss		160,826
BALANCE, DECEMBER 31, 2020	$	**135,505**

See Accountant's Accompanying Notes

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	160,826
Adjustments to reconcile Net Income (Loss) to Net Cash used by operations:		
Increase (decrease) in cash resulting from changes in:		
Accounts Receivable		(20,275)
Prepaid Expenses		22,391
Accounts Payable		45,068
Other Assets		(321)
NET CASH PROVIDED BY OPERATING ACTIVITIES		207,690
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member 1 Draws		
Member 2 Draws		
RAP BD Holding		
Member 2 Contributions		15,105
RAP BD Contributions		(134,915)
Net cash USED by financing activities		(119,810)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**87,880**
Total Cash at Beginning of Period		67,217
Cash at End of Period	$	**155,097**

See Accountant's Accompanying Notes

NOTES TO FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies

Organization

Reynolds Advisory Partners, LLC (the Company) is a Colorado Limited Liability Company specializing in mergers and acquisitions, capital raising and related financial advisory services focused on middle market clients nationwide.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements are not required.

Cash and cash equivalents

The Company considers cash in banks and investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent engagement fees billed and not collected less an allowance for doubtful accounts, if applicable. No allowance for doubtful accounts was deemed necessary at the time of December 31, 2020.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of 3 to 5 years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Summary of Significant Accounting Policies (Continued)

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-19. "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance for accounting for certain contract costs, and new disclosures. The Company adopted this ASU on January 2019 using a modified retrospective approach. The ASU did not have a material impact on its financial condition, results of operations or cash flows.

The Company's sources of revenue are transactions fees and retainer revenues earned from various M&A and financial advisory engagements.

Transaction fees related to mergers, acquisitions, finders, and financing fees are recognized upon closing of the related transaction. These are reflected as "Advisory services" in the accompanying statement of operations.

The Company recognizes retainer revenue in accordance with ASC 606 which requires retainers and work fees to be recognized consistent with distinct performance obligations agreed to with clients. In the Company's engagements these specific obligations relate to specific milestones that occur in the "Marketing Preparation Phase" of our M&A engagements. Those milestones are normally as follows: (1) initial RAP due diligence of the client (meeting with the client and reviewing requested written documents); (2) industry research on the client's industry; (3) draft Confidential Information Memorandum (CIM); (4) preparation of prospective buyers list; and (5) confirmation of expected valuation range for the target company (client), following completion of due diligence and associated industry research. When all of these specific milestones have been reached, then the Marketing Preparation Phase of our assignment is finished, and we have satisfied all of the distinct performance obligations associated with our retainer and work fees. It is necessary for RAP management to use our judgement in determining when the above-described performance obligations have been met. However, at end of the current fiscal period, we have completed all of the performance obligations for the retainers and work fees charged for all of our current active assignments.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

A. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company made an election to be taxed as a SUBCHAPTER S CORPORATION under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, Accounting for Uncertainty in Income Taxes. FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2015 to 2019 are subject to review by the Internal Revenue Service.

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2020.

NOTES TO FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies (Continued)

Leases

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842). This ASU, amended, provides comprehensive guidance on accounting for operating and financing leases by recognition of lease assets and lease liabilities. The company adopted this ASU in January 2019.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Additionally, the Company has a financing lease that was immaterial to the financial statements as a whole. Therefore, no ROU asset or lease liability has been recorded.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The Company does not hold any securities as of December 31, 2020.

B. Subsequent Events

Management has reviewed subsequent events through the date of the auditor's report, which is the date the financial statements were available to be issued.

C. Significant Clients

The Company derived 88% of their revenue from three key clients during the year ended December 31, 2020. The makeup of the Company's client base will vary from year to year. Accordingly, an annual concentration in revenue from the same clients is remote.

D. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. As of December 31, 2020, the Company's net capital was $106,234 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with Rule 15c3-3.

E. Retirement Plan

The Company provides a 401(k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company makes a matching contribution of 6% of compensation. In 2020, the Company made contributions in the amount of $22,978.

F.   Commitment

Office Space Lease Commitment

On June 15, 2020, the Company entered into a lease agreement for office space. The lease expires May 31, 2021. The Company incurred rent expense of $41,941 for the year ended December 31, 2020.

 Future minimum lease payments under the terms of this lease are: $20,100.00.

Office Printer Lease Commitment

On August 1, 2019 the Company entered into a lease to own agreement with Xerox Financial Services, LLC for the use of a printer. The lease is $219/mo for 60 months starting on August 13,2019.
The Company incurred lease expenses of $3,170 for the year ended 12/31/2020. Future minimum lease payments under the terms of this lease are:

2021	$2,631
2022	$2,631
2023	$2,631
2024	$1,644

Payroll Protection Loan

The Company received a Payroll Protection Loan from Citizens Business Bank on May 9, 2020 in the amount of $72,000. While the terms of the one-year loan expiring on May 9, 2021 include a Fixed Rate of 1%, the Company has met all forgiveness requirements and has deemed this loan to be forgiven. For purposes of Net Capital computation, the balance of the loan is excluded from the Company's Aggregate Indebtedness (AI).

G. Financial Instruments, Off-Balance Sheet Risks and Uncertainties

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position, or the cash flows of the Company.

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations.

H. Compliance with SEA Rule 15c3-3

The Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. During the calendar year 2020 the company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) did not carry PAB accounts.

SUPPLEMENTARY INFORMATION

REYNOLDS ADVISORY PARTNERS, LLC

SCHEDULE I
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL,
MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS
FOR THE YEAR ENDED DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$	135,505
DEDUCTIONS:		
Nonallowable assets		(29,571)
NET CAPITAL	$	105,934
MINIMUM NET CAPITAL REQUIRED		
(greater of 6-2/3% of aggregate indebtedness or $5,000)	$	5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$	49,163
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.46:1

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

REYNOLDS ADVISORY PARTNERS, LLC

SCHEDULES II AND III

FOR THE YEAR ENDED DECEMBER 31, 2020

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3.

REYNOLDS ADVISORY PARTNERS, LLC
EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2020

To the best knowledge and belief of Reynolds Advisory Partners, LLC:

The Company has claimed exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934 for the year ending December 31, 2020.

The Company has claimed exemption from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2020.

_____
Signature

President_____
Title



Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Reynolds Advisory Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Reynolds Advisory Partners LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively capital raising and advisory services in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Reynolds Advisory Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Summit llc

Denver, Colorado
February 8, 2021

 Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of Reynolds Advisory Partners, LLC
100 Filmore St Suite 500
Denver, CO 80206

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Reynolds Advisory Partners, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
February 8, 2021

REYNOLDS ADVISORY PARTNERS, LLC

SIPC ASSESSMENT RECONCILIATION PURSUANT TO FORM SIPC-7
FOR THE YEAR ENDED DECEMBER 31, 2020

General Assessment per Form SIPC-7 including interest	$	1,696
Less payments made with SIPC-6	$	(1,411)
Amount Paid with Form SIPC-7	$	285